18191 Von Karman Avenue
Suite 300
Irvine, CA 92612
December 10, 2015
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention: John Ganley

Re:	Griffin-Benefit Street Partners BDC Corp.
Post-Effective Amendment No. 2 to Registration Statement on Form N-2
File No. 333-196520
Dear Mr. Ganley:
Acting as dealer manager of Griffin-Benefit Street Partners BDC Corp. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant to request the acceleration of the effective date of the Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 to 11:00 a.m. Eastern Time on December 10, 2015, or as soon thereafter as is practicable.
Sincerely,

Griffin Capital Securities, Inc.

By:	/s/ Kevin A. Shields
Name:	Kevin A. Shields
Title:	CEO